SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For December 2019

Commission File Number 0-28800

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DRDGOLD Limited

1 Sixty Jan Smuts Building, 2nd Floor-North Tower

160 Jan Smuts Avenue, Rosebank

 South Africa, 2196

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No ☑

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of December 2019, incorporated by reference herein:

Exhibit

99.1     Release dated December 2, 2019, “RESULTS OF ANNUAL GENERAL MEETING.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: December 2, 2019                                       By: /s/ Riaan Davel

                                                                                        Name: Riaan Davel

                                                                                        Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE share code: DRD

ISIN: ZAE000058723

NYSE trading symbol: DRD

(“DRDGOLD” or the “Company”)

RESULTS OF ANNUAL GENERAL MEETING

DRDGOLD shareholders (“Shareholders”) are advised that at the annual general meeting (“AGM”) of shareholders held today, 2 December 2019, all the ordinary and special resolutions, as set out in the notice of AGM dated 31 October 2019, were approved by the requisite majority of Shareholders present or represented by proxy at the AGM. Further details regarding the voting results for each of the resolutions are contained below.

All resolutions proposed at the AGM, together with the number and percentage of shares voted, the percentage of shares abstained, as well as the percentage of votes carried for and against each resolution, are as follows:

Ordinary resolution number 1: Re-appointment of KPMG Inc. as the independent external auditors of the Company

Shares Voted 554 128 263 79.57%	Abstained 0.03%	For 97.49%	Against 2.51%

Ordinary resolution number 2: Election of Mrs Kuby Prudence Lebina as a director of the Company

Shares Voted 554 007 577 79.55%	Abstained 0.05%	For 99.92%	Against 0.08%

Ordinary resolution number 3:  Re-election of Mr Geoffrey Charles Campbell as a director of the Company

Shares Voted 554 042 073 79.55%	Abstained 0.04%	For 99.73%	Against 0.27%

Ordinary resolution number 4: Re-election of Mr Edmund Abel Jeneker as a director of the Company

Shares Voted 554 046 073 79.56%	Abstained 0.04%	For 99.72%	Against 0.28%

Ordinary resolution number 5: Re-election of Mr Adriaan Jacobus Davel as a director of the Company

Shares Voted 554 047 073 79.56%	Abstained 0.04%	For 99.74%	Against 0.26%

Ordinary resolution number 6: General authority to issue securities for cash

Shares Voted 553 917 563 79.54%	Abstained 0.06%	For 89.44%	Against 10.56%

Ordinary resolution numbers 7.1 – 7.3: Election of Audit Committee members

Ordinary resolution number 7.1: Election of Mr Johan Andries Holtzhausen – Chairman

Shares Voted 554 014 923 79.55%	Abstained 0.04%	For 99.93%	Against 0.07%

Ordinary resolution number 7.2: Election of Mr Jean Johannes Nel

Shares Voted 554 021 823 79.55%	Abstained 0.04%	For 95.95%	Against 4.05%

Ordinary resolution number 7.3: Election of Mrs Kuby Prudence Lebina

Shares Voted 553 987 917 79.55%	Abstained 0.05%	For 99.92%	Against 0.08%

Ordinary resolution number 8:  Endorsement of the Remuneration Policy

Shares Voted 553 810 763 79.52%	Abstained 0.07%	For 99.69%	Against 0.31%

Ordinary resolution number 9:  Endorsement of the Implementation Report

Shares Voted 553 701 773 79.51%	Abstained 0.09%	For 99.77%	Against 0.23%

Ordinary resolution number 10: Authority for the directors to sign all required documents

Shares Voted 553 809 013 79.52%	Abstained 0.07%	For 99.93%	Against 0.07%

Ordinary resolution number 11: Adoption of the DRDGOLD Management Long-Term Incentive Scheme

Shares Voted 553 771 793 79.52%	Abstained 0.08%	For 99.67%	Against 0.33%

Special resolution number 1: General authority to repurchase issued securities

Shares Voted 554 048 598 79.56%	Abstained 0.04%	For 99.83%	Against 0.17%

Special resolution number 2: General authority to provide financial assistance in terms of sections 44 and 45 of the Companies Act No. 71 of 2008

Shares Voted 553 929 893 79.54%	Abstained 0.06%	For 99.86%	Against 0.14%

Special resolution number 3: Approval of non-executive directors’ remuneration

Shares Voted 553 868 073 79.53%	Abstained 0.07%	For 95.82%	Against 4.18%

Notes

-       Percentages of shares voted are calculated in relation to the total issued share capital of DRDGOLD.

-       Percentages of shares voted for and against are calculated in relation to the total number of shares voted for each resolution.

-       Abstentions are calculated as a percentage in relation to the total issued share capital of DRDGOLD.

Johannesburg

2 December 2019

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